Exhibit 99.4

Report of Management on Compliance

We, as members of management of Capital One Auto Finance, Inc. (“COAF”), a wholly owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 10.2(e) of the Sale and Servicing Agreement dated as of May 25, 2004 regarding the Capital One Auto Finance Trust, 2004-A Class A Notes (the “Agreement”), which was filed with the Securities and Exchange Commission on Form 8-K on June 9, 2004.  We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

An evaluation of COAF’s compliance with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 10.2(e) of the Agreement as of December 31, 2004 and for the year then ended has been performed under our supervision.  Based on this evaluation, we assert that for the year ended December 31, 2004, COAF complied in all material respects with the requirements of these sections of the Agreement.

Capital One Auto Finance, Inc.		Capital One Auto Finance, Inc.

By:	/s/ David R. Lawson	By:	/s/ W. Randolph Ellspermann
Name:	David R. Lawson	Name:	W. Randolph Ellspermann
Title:	President	Title:	Vice President
	Chief Executive Officer		Chief Financial Officer

March 10, 2005